Results of Special Shareholders Meeting.
 (Unaudited)

On June 16, 1997, a special meeting
of the shareholders of The American Performance
Funds was held to approve that the new Sub-Advisory
Agreement between Bank of Oklahoma, N.A. and AMR
Investment Services, Inc. with respect to the Cash Management
Fund be, and the same hereby is, ratified and approved.

Affirmative Votes
232,409,924

Negative Votes
4,623,434

Abstain Votes
18,420,183